Exhibit 99.11

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a).

Imperial Tobacco Group PLC has today been informed that the Non-Executive Director listed below purchased ordinary shares of 10 pence each at a price of £18.65 per share.

Director	Shares purchased	Resultant Interest

Michael Herlihy	1,332	1,855

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com